**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 0-20050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First National Bank 401(k) & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Princeton National Bancorp, Inc.
606 South Main Street
Princeton, Illinois 61356

## REQUIRED INFORMATION

The Citizens First National Bank 401(k) & Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Citizens First National Bank 401(k) & Profit Sharing Plan**

Date: August 7, 2006

By: ______________________

Citizens First National Bank
as Plan Sponsor
Name: Tony J. Sorcic
Title: President

## CITIZENS FIRST NATIONAL BANK 401(K) & PROFIT SHARING PLAN

## EXHIBIT INDEX
## TO
## ANNUAL REPORT ON FORM 11-K

| Exhibit No. | Description | Sequential Page No. |
|---|---|---|
| 23.1 | Consent of Independent Auditor | 5 |
| 99.1 | Financial Statements | 6 |

KPMG

**Exhibit 23.1**

**Consent of Independent Registered Accounting Firm**

The Board of Directors
Princeton National Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Princeton National Bancorp, Inc. of our report dated June 27, 2006, relating to the statements of net assets available for plan benefits of the Citizens First National Bank 401(k) and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and Schedule H, line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2005, which report appears in the December 31, 2005 report on Form 11-K of the Citizens First National Bank 40 1(k) and Profit Sharing Plan.

KPMG LLP

Chicago, Illinois
August 4, 2006

KPMG LLP
303 East Wacker Drive Chicago,
IL 60601-5212

**Exhibit 99.1**

**Report of Independent Registered Public Accounting Firm**

The Plan Administrator
Citizens First National Bank 401(k)
and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Citizens First National Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 27, 2006

# CITIZENS FIRST NATIONAL BANK
# 401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

**CITIZENS FIRST NATIONAL BANK**
**401(k) AND PROFIT SHARING PLAN**

## Table of Contents

## Independent Auditors' Report

The Plan Administrator
Citizens First National Bank
401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Citizens First National Bank 401(k) and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2006

**CITIZENS FIRST NATIONAL BANK**
**401(k) AND PROFIT SHARING PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Assets: | | |
| Investments, at fair value: | | |
| Mutual funds | $ 17,077,029 | 12,937,292 |
| Money market fund | 101,763 | 8,050 |
| Common stock | 2,310,310 | 1,640,367 |
| Participant loans | 277,308 | 307,318 |
| Total investments | 19,766,410 | 14,893,027 |
| Receivables: | | |
| Employer contributions | 356,000 | 280,935 |
| Total receivables | 356,000 | 280,935 |
| Net assets available for plan benefits | $ 20,122,410 | 15,173,962 |

See accompanying notes to financial statements.

**CITIZENS FIRST NATIONAL BANK**
**401(k) AND PROFIT SHARING PLAN**

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Additions: | | | |
| Additions to net assets attributed to: | | | |
| Investment income: | | | |
| Net appreciation in fair value of investments | $ | 848,836 | 825,872 |
| Interest and dividends | | 351,957 | 280,709 |
| Total investment income | | 1,200,793 | 1,106,581 |
| Contributions: | | | |
| Employer contributions on behalf of: | | | |
| Employee matching contributions | | 318,787 | 268,347 |
| Employee profit sharing | | 356,000 | 280,935 |
| Participants under compensation reduction elections | | 669,095 | 553,319 |
| Participants' rollover contributions | | 3,164,459 | 104,259 |
| Total contributions | | 4,508,341 | 1,206,860 |
| Total additions | | 5,709,134 | 2,313,441 |
| Deductions from net assets attributed to benefits paid to retired and terminated participants | | 760,686 | 390,338 |
| Net increase in net assets available for plan benefits | | 4,948,448 | 1,923,103 |
| Net assets available for plan benefits: | | | |
| Beginning of year | | 15,173,962 | 13,250,859 |
| End of year | $ | 20,122,410 | 15,173,962 |

See accompanying notes to financial statements.

## (1) Plan Description

The following description of the Citizens First National Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a salary reduction and profit sharing plan covering all employees of Citizens First National Bank (employer) who have completed one year of service, have worked a minimum of 1,000 hours in that year, and have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Princeton National Bancorp, Inc. (and subsidiary Citizens First National Bank) acquired Somonauk FSB Bancorp, Inc. (and subsidiary Farmers State Bank) on July 31, 2005.

### *(b) Contributions*

Each participant may make voluntary contributions subject to certain limits as provided in the plan document and income tax regulations.

The employer makes matching contributions to the Plan equal to 100% of a participant's salary deferral up to 3% of the participant's compensation. The employer will match 50% of any additional contributions made by the participant up to a total of 5% of their compensation.

In addition, the employer's discretionary profit sharing contribution is allocated among participants who have worked a minimum of 500 hours during the plan year and are employed on the last day of the plan year. Each participant's share of the contribution is proportionate to the compensation they received during the year and the compensation received by other eligible participants.

The balance of participants' rollover contributions was $3,164,459 at December 31, 2005 and $104,259 at December 31, 2004. This increase is due to additional employees' rollover contributions added during 2005 as a result of the acquisition of Farmers State Bank, as mentioned above.

### *(c) Participant Accounts*

Each participant's account is credited with the participant's voluntary contributions and an allocation of (a) employer's contributions, (b) plan earnings, and (c) a portion of forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

### *(d) Vesting*

On January 1, 2002, the Plan became a "safe harbor" plan. Participants are immediately vested in employer matching contributions plus earnings thereon. Vesting in the employer's discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 20% vested after two years of credited service, 40% vested after three years, 60% vested after four years, and 100% vested after five years. Prior to January 1, 2002, the employer matching contribution was subject to the same vesting schedule. Forfeitures of the pre-2002 nonvested accounts are used to offset future employer contributions.

*(e) Investment Options*

A participant may direct his or her investment account in any increment in any of the investment options which includes the following funds as of December 31, 2005: Federated Capital Preservation Fund, Accessor High Yield Bond Fund, Accessor Income Allocation Fund, Accessor Intermediate Fixed Income Fund, Accessor Short-Intermediate Bond Fund, Accessor Mortgage Fund, Accessor Small to Mid Cap Fund, Accessor International Equity Fund, Accessor Growth & Income Allocation Fund, Accessor Growth Allocation Fund, Accessor Growth Fund, Accessor Income & Growth Allocation Fund, Accessor Value Fund, the Vanguard Total Stock Market Fund, and with a maximum of 20% of investment holdings and/or contributions in Princeton National Bancorp, Inc. common stock. Participants may change their investment options at any time throughout the year.

*(f) Benefits*

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, installment distributions over a period of not more than the assumed life expectancy of the participant (or the assumed life expectancy of the participant's beneficiaries), or in partial withdrawals of at least $10,000.

*(g) Loans*

Under the Plan, participants may borrow up to 50% of the current value of their vested benefits limited to $50,000 at a rate of interest that shall not be less than the prevailing rate then being charged by Citizens First National Bank on similar loans to customers. Principal and interest is paid not less frequently than quarterly through payroll deductions. Participant loans are secured by vested balances in the respective plan accounts.

*(h) Administrative Expenses*

The participants pay the expenses of the Plan. The employer pays the administrative expenses to the extent they exceed the distribution and service fees received from the mutual fund investments.

**(2) Summary of Significant Accounting Policies**

*(a) Basis of Presentation*

The accompanying financial statements of the Plan have been prepared on the accrual basis. In order to prepare the financial statements in accordance with U.S. generally accepted accounting principles in the United States of America, the plan administrator is required to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. These estimates may differ from actual results.



(Continued)

*(b)* ***Investments***

Investments in mutual funds are carried at fair value as determined by quoted net asset values. Shares of Princeton National Bancorp, Inc. are valued at the last reported sales price at the valuation date. Participant loans are stated at cost, which approximates fair value.

Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

*(c)* ***Payment of Benefits***

Benefits are recorded when paid.

*(d)* ***Reclassification***

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

**(3) Tax Status**

The Internal Revenue Service has determined and informed the employer by a letter dated February 26, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

**(4) Investments**

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

| | | 2005 | 2004 |
|---|---|---|---|
| Participant directed: | | | |
| Accessor Growth & Income Allocation Fund | $ | 7,359,458 | 4,990,990 |
| Accessor Growth Allocation Fund | | 2,684,819 | 1,675,537 |
| Accessor Income & Growth Allocation Fund | | 1,795,593 | 1,470,906 |
| Accessor Value Fund | | 1,036,033 | 1,028,324 |
| Vanguard Total Stock Market Fund | | 958,156 | 863,446 |
| Federated Capital Preservation Fund | | 1,581,744 | 1,621,051 |
| Princeton National Bancorp, Inc. Common Stock | | 2,310,310 | 1,640,367 |



(Continued)

The following table represents the net appreciation (including realized and unrealized gains and losses) in the fair value of investments during the years ended December 31, 2005 and 2004:

| | | 2005 | 2004 |
|---|---|---|---|
| Mutual funds | $ | 588,146 | 818,239 |
| Common stock | | 260,690 | 7,633 |
| | $ | 848,836 | 825,872 |

## (5) Transactions with Related Parties

Citizens First National Bank (Citizens) is the plan trustee and administrator. Citizens is the wholly owned subsidiary of Princeton National Bancorp, Inc.

At December 31, 2005 and 2004, the Plan held 69,483 and 56,957 shares of Princeton National Bancorp, Inc. common stock with a fair value of $2,310,310 and $1,640,367, respectively. Dividends received from the common stock totaled $64,384 and $52,449 during the years ended December 31, 2005 and 2004, respectively.

## (6) Plan Termination

Although it has not expressed any intent to do so, Citizens First National Bank has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

## (7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

**CITIZENS FIRST NATIONAL BANK**
**401(k) AND PROFIT SHARING PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

| Description of investment | Principal amount/ number of shares | Cost | Current value |
|---|---|---|---|
| Accessor Mutual Funds: | | | |
| Accessor High Yield Bond Fund | 4,435 | $ 37,342 | 47,543 |
| Accessor Income Allocation Fund | 26,000 | 373,550 | 388,187 |
| Accessor Intermediate Fixed Income Fund | 1,745 | 16,890 | 20,299 |
| Accessor Short-Intermediate Bond Fund | 277 | 3,189 | 3,252 |
| Accessor Mortgage Fund | 11,519 | 138,740 | 142,715 |
| Accessor Small to Mid Cap Fund | 20,447 | 501,642 | 571,296 |
| Accessor International Equity Fund | 18,033 | 274,521 | 311,425 |
| Accessor Growth & Income Allocation Fund | 461,987 | 6,725,512 | 7,359,458 |
| Accessor Growth Allocation Fund | 166,449 | 2,394,771 | 2,684,819 |
| Accessor Growth Fund | 7,234 | 168,694 | 176,509 |
| Accessor Income & Growth Allocation Fund | 115,398 | 1,683,457 | 1,795,593 |
| Accessor Value Fund | 49,714 | 935,297 | 1,036,033 |
| Total Accessor Mutual Funds | | 13,253,605 | 14,537,129 |
| Federated Investors Mutual Fund: | | | |
| Federated Capital Preservation Fund | 158,174 | 1,581,744 | 1,581,744 |
| Vanguard Mutual Fund: | | | |
| Vanguard Total Stock Market Fund | 31,939 | 848,182 | 958,156 |
| Total mutual funds | | 15,683,531 | 17,077,029 |
| Northern Trust Money Market Fund: | | | |
| Northern Institutional Gov't Portfolio | 101,763 | 101,763 | 101,763 |
| Common stock: | | | |
| *Princeton National Bancorp, Inc. | 69,483 | 1,499,238 | 2,310,310 |
| Participant loans (interest rates ranging from 5.0% to 10.5%, maturing at various dates from May 12, 2006 to December 31, 2010) | | — | 277,308 |
| | | $ 17,284,532 | 19,766,410 |

*Represents party-in-interest to the plan.

See accompanying independent auditors' report.